

November 16, 2023

Alexandre Mongeon
Chief Executive Officer
Vision Marine Technologies Inc.
730 Boulevard du Curé-Boivin
Boisbriand, Québec J7G 2A7, Canada

> **Re: Vision Marine Technologies Inc.**
> **Registration Statement on Form F-1**
> **Filed November 13, 2023**
> **File No. 333-275503**

Dear Alexandre Mongeon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Tim Dockery